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             As filed with the Securities and Exchange Commission on
                               September 28, 2001
                        Securities Act File No. 005-40894

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 1)

                        Morgan Stanley Prime Income Trust
                                (Name of Issuer)

                        Morgan Stanley Prime Income Trust
                      (Name of Person(s) Filing Statement)

         Common Shares of Beneficial Interest, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   616971-107
                      (CUSIP Number of Class of Securities)

                                Barry Fink, Esq.
                        Morgan Stanley Prime Income Trust
                    c/o Morgan Stanley Dean Witter Trust FSB
                           Harborside Financial Center
                              Plaza Two, 3rd Floor
                              Jersey City, NJ 07311
                                 1-800-869-6397

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Person(s)
                                Filing Statement)

__Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         ___third-party tender offer subject to Rule 14d-1.
         _X_issuer tender offer subject to rule 13e-4.
         ___going-private transaction subject to Rule 13e-3.
         ___amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _X_

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     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule TO
that was electronically transmitted via EDGAR on August 10, 2001 by Morgan Stanley Prime Income Trust (the "Trust"), with respect to the tender offer to purchase up to 50,000,000 of the Trust's outstanding common shares of beneficial interest, par value $.01 per share, amends such statement on Schedule TO to add the following supplemental information:

     (a) The offer contained in the Offer to Purchase dated August 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which together constituted the "Offer") which was originally scheduled to expire at 12:00 midnight, New York time on September 14, 2001, was, by public notice, extended to midnight, New York City time on September 18, 2001 and expired at that time.

     (b) 24,339,323.645 common shares, or approximately 9% of the outstanding shares as of the expiration date, September 18, 2001, were validly tendered through the expiration date and were not withdrawn and were purchased by the Trust at a price of $8.74 per common share, the net asset value of the common shares at the time the offer expired.

     (c) The Schedule TO is hereby terminated.









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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MORGAN STANLEY PRIME INCOME TRUST


                                       /s/ Barry Fink
                                       --------------
                                       Barry Fink
                                       Vice President and
                                       Secretary


September 28, 2001









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